Via FedEx and EDGAR
August 28, 2009

Mr. Tom Kluck
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Winthrop Realty Trust
Form S-3
File No. 000-155698
Form 10-K for the year ended December 31, 2007
File No. 001-06249

Dear Mr. Kluck:

We are responding to your comment letter dated December 29, 2008, to Michael Ashner, Chief Executive Officer of Winthrop Realty Trust (the “Trust”) relating to the Registration Statement on Form S-3 (as amended by Amendment No. 1 filed today, the “Registration Statement”) referenced above.

We have included responses to comments #1 through #4, relating to the Registration Statement, below.  For our response to comments #5 and #6, relating to the financial statements contained in the Trust’s Annual Report on Form 10-K for the year ended December 31, 2007 and the Trust’s Form 10-Q for the quarterly period ended September 30, 2008, please refer to our letter dated February 11, 2009 previously submitted to the Staff on February 13, 2009.  A copy of this prior response letter is attached for the Staff’s convenience.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Item 17, Undertakings, page II-2

1.	Please revise your registration statement to include the undertakings required by Items 512(a)(5) of Regulation S-K.

Response:

We have revised Item 17 of the Registration Statement to include the undertakings required by Item 512(a)(5) of Regulation S-K.

Exhibits

2.
We note that you have not filed the statement of eligibility of the trustee.  Please file this in accordance with the requirements of Item 601(b)(25) of Regulation S-K.  To the extent that you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, you must note this in the exhibit list.  If you intend to designate the trustee on a delayed basis, please be aware that companies relying upon Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2”.  Please refer to Section 220.01 under 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response:

The Trust intends to designate the trustee on a delayed basis pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939 (the “1939 Act”) and has revised the exhibit index to the Registration Statement to so indicate.  When the trustee is designated the Trust will file the Form T-1 in accordance with the Staff’s comment.

3.
We note that you have filed a form of indenture for debt securities as Exhibit 4.5 to this registration statement.  Please file the actual indenture, which may be open-ended, prior to the effectiveness of this registration statement.  Please refer to Section 201.04 under the 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm, and revise accordingly.

Response:

In accordance with our discussions with the Staff we submit that the terms of the form of indenture (the “Indenture”) filed as Exhibit 4.5 to the Registration Statement comply with the 1939 Act, as detailed in the Cross-Reference Table included in such indenture.  The Indenture will be qualified upon the effectiveness of the Registration Statement pursuant to Section 309(a)(1) of the 1939 Act.

Prior to the issuance of any debt securities pursuant to the Registration Statement:

(1) a trustee will be appointed and qualified pursuant to Section 305(b)(2) of the 1939 Act as described in the response to the Staff’s comment 2 above;

(2) the Trust will enter into an indenture with such trustee in the form of the Indenture; and

(3) the details of the securities to be offered will be disclosed in a prospectus supplement and in a supplemental indenture (which will be filed as an exhibit to a Form 8-K or in an “exhibits only”  post-effective amendment to the Registration Statement) in accordance with Section 201.04 under the 1939 Act – General Guidance.

Any amendment to the terms of the Indenture (other than the entry into a supplemental indenture as permitted by the terms of the Indenture) will be filed as an exhibit to a post-effective amendment to the Registration Statement.

Signatures, II-4

4.
We note that the registration statement does not include the signatures of your principal executive officer, principal financial officer and controller or principal accounting officer.  Please file an amendment containing the appropriate signatures and capacities in which the persons are signing.  See Instruction 1 to the Signatures section of Form S-3.

Response:

We have revised the signatures in the Registration Statement to include the appropriate signatures and capacities in which the persons are signing.

Please do not hesitate to contact Mark I. Fisher at (212) 940-8877 or David Pentlow at (212) 940-6412 if you have any additional questions.

Sincerely yours,

Mark I. Fisher

cc:           Jerard Gibson, Esq.
Kevin Woody

Via FedEx and EDGAR
February 11, 2009

Mr. Tom Kluck
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Winthrop Realty Trust
Form S-3
File No. 000-155698
Form 10-K for the year ended December 31, 2007
File No. 001-06249

Dear Mr. Kluck:

We are responding to your comment letter dated December 29, 2008, to Michael Ashner, Chief Executive Officer of Winthrop Realty Trust (the “Trust”) relating to the Registration Statement on Form S-3 (the “Registration Statement”) referenced above.

We have provided responses to your two comments #5 and #6 that relate to the financial statements contained in the Trust’s  Annual Report on Form 10-K for the year ended December 31, 2007 and the Trust’s Form 10-Q for the quarterly period ended September 30, 2008. We have not included responses to comments #1 through #4, which relate exclusively to the Registration Statement and will provide those responses at the time that we file the amendment to the Registration Statement, which we anticipate will be no later than the date we file our Annual Report on Form 10-K for the year ended December 31, 2008. We understand that the Registration Statement cannot be declared effective until all outstanding comments, including comments #1 through #4, have been resolved. For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the year ended December 31, 2007

Financial Statements

Notes to consolidated financial statements

2. Summary of Significant Accounting Policies

Out of Period Adjustment, page 71

5. Please provide us with your materiality analysis of the “out of period adjustment” described in the footnote.  Specifically provide us with a materiality assessment of this adjustment as it pertains to your December 31, 2007 financial statements.

Response:

During the preparation of the 2007 year-end Trust consolidated financial statements, the Trust uncovered an error in the computation of amortization of leases in place and above market lease amortization expense for two properties acquired on December 28, 2005.  These properties had primary lease terms expiring on December 31, 2009, or 4 years.  A transposition error resulted in the entry of a useful life of 9 years instead of 4 years.  The error arose during the migration from Excel spreadsheets to a new fixed asset software application.

In its evaluation of whether the misstatement was material to the Trust’s financial statements, the Trust considered the quantitative and qualitative factors surrounding the error, as discussed in Staff Accounting Bulletin 99, Materiality (“SAB 99”).  The Trust evaluated the materiality of proposed corrections to the Trust financial statements using the guidelines of Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).  In addition, FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, notes that materiality determinations are also based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”.

A detailed memorandum dated March 17, 2008 discusses the analysis performed, and is attached to this response letter as EXHIBIT A. In light of your comment, the Trust has reviewed and reconsidered this analysis and the conclusions discussed and continues to believe that the adjustment is immaterial.  The Trust believes that this out of period adjustment would not have impacted the market price of the Trust’s stock, and that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the inclusion or correction of the item.  This error is also discussed in Footnote 2 of the Trust’s 2007 Form 10-K.

As a result of the discovery of the error, the Trust reviewed the amortization calculations of our other properties and no other amortization errors were found.  In addition, the Trust implemented enhanced measures to ensure the proper recording and reporting of amortization expense. These controls were tested in the fourth quarter of 2007 and no deficiencies were discovered.

Form 10-Q for the quarterly period ended September 30, 2008

Financial Statements

Notes to consolidated financial statements

6. Equity Investments

Valuation of Concord Assets, page 17

6. Explain to us how you determined that the assets held by Lex-Win Concord LLC & Concord Debt Holdings, LLC fall within the scope of EITF 99-20. Specifically, explain to us how you have applied the guidance in paragraph 5(e) of EITF 99-20.

Response:

Concord has a portfolio of loan securities which includes investments in collateralized debt obligations securities (“CDO securities”), pooled collateralized mortgage backed securities (“CMBS”), and rake bonds, all of which are classified as available-for-sale debt securities pursuant to FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities, as amended (“FAS 115”).

Concord generally holds positions in subordinated tranches of managed-pool and static-pool investment grade securitizations.  Senior tranches in the securitizations are given priority in distribution of cash flows of principal and interest while the subordinated tranches bear the first risk of any losses attributable to default or non-performance of the collateral pool. Irrespective of the principal amortization requirements, cash flows from the collateral pool are subjected to a waterfall and distributed in order of priority.  Any residual cash flow is generally allocated to the preferred equity class, which is generally retained by an affiliate of the issuer.

Upon acquisition of the debt securities and at each reporting date, Concord has considered the scope criteria of EITF 99-20.  Paragraph 5(e) of EITF 99-20 requires that purchased beneficial interests: “Are not beneficial interests in securitized financial assets that (1) are of high credit quality (for example, guarantees by the U.S. government, its agencies, or other creditworthy guarantors, and loans or securities sufficiently collateralized to ensure credit loss is remote) and (2) cannot contractually be prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment.”

With respect to criterion (1), the debt securities held by Concord, as listed on page 45 and 49 of Management's Discussion and Analysis in the Trust’s September 30, 2008 Form 10-Q, have all carried credit ratings of less than AA since acquisition.  The Trust believes this indicates they are not considered high credit quality.  For this reason the Trust believes that Concord’s bond securities fall within the scope of EITF 99-20.

Please do not hesitate to contact Mark I. Fisher at (212) 940-8877 or David Pentlow at (212) 940-6412 if you have any additional questions.

Sincerely yours,

Mark I. Fisher

cc:	Jerard Gibson, Esq.
Kevin Woody

EXHIBIT A

To:	WRT Files

From:	Thomas C Staples

Date:	March 17, 2008

Subject:	Update on Amortization Accounting

Background

During the 2007 year-end review process for the Winthrop Realty Trust financial statements, management uncovered what we believe is an error in the computation of amortization of leases in place and above market lease amortization expense for the Verizon Andover and Burlington properties, which were initially placed in service in 2005.  The properties were acquired on December 28, 2005 with primary lease terms which expire on December 31, 2009.  The useful life was transposed entering a useful life of nine years instead of four years.  The error arose in the transitioning of our use of an Excel spreadsheet to our use of BNA (our fixed asset tracking software application) to compute amortization expense.  The useful lives of the in place lease and above/below market lease assets were incorrectly entered into the system and the error resulted in the underreporting of amortization expense by $1,024,000 in 2006 and $1,024,000 in 2007.  This error was corrected in our Q4 2007 operating results by recording additional amortization expense of $2,048,000 ($1,024,000 for 2006 and $1,024,000 for 2007).  Details of the expense are as follows:

	Expense that should have been recorded
	2006	2007	Total to be recorded in 2007

Lease In Place	$322,338	$322,338	$644,676

Above/Below Market	701,662	701,662	1,403,324

Total adjustment	$1,024,000	$1,024,000	$2,048,000

The value of in-place leases and tenant relationships are amortized and amortization expense is presented on a separate line on the Consolidated Statement of Operations.  The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases.

As the result of management discovering the error at these properties, we reviewed the amortization calculation of our other properties.  We identified no other amortization errors.  Based on the completion of our testing, which covered all properties, we believe we have sufficiently identified and addressed the potential magnitude of the amortization correction.

Issues for Consideration

Are the additional amortization corrections deemed material requiring adjustment to the  financial statements? Also, what are the disclosure requirements regarding the specific amortization corrections made in the quarter?

Discussion of Accounting and Financial Disclosure Issues

The Company evaluated the materiality of the correction on its consolidated financial statements using the guidelines of Staff Accounting Bulletin 99, "Materiality" ("SAB 99").

“In the context of a misstatement of a financial statement item, while the ‘total mix’ includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.”

Under the governing principles, an assessment of materiality requires that one must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.  SAB 99 states that the use of a numerical analysis or a percentage threshold can be an initial step in assessing materiality.

“Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are --

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

•	whether the misstatement masks a change in earnings or other trends;

•	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise;

•	whether the misstatement changes a loss into income or vice versa;

•	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability;

•	whether the misstatement affects the registrant's compliance with regulatory requirements;

•	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements;

•	whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation; or

•	whether the misstatement involves concealment of an unlawful transaction."

The Company evaluated the materiality of the correction on its consolidated financial statements using the guidelines of Staff Accounting Bulletin 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108").

"The interpretations in this Staff Accounting Bulletin express the staff’s views regarding the process of quantifying financial statement misstatements. The staff is aware of diversity in practice. For example, certain registrants do not consider the effects of prior year errors on current year financial statements, thereby allowing improper assets or liabilities to remain unadjusted. While these errors may not be material if considered only in relation to the balance sheet, correcting the errors could be material to the current year income statement. Certain registrants have proposed to the staff that allowing these errors to remain on the balance sheet as assets or liabilities in perpetuity is an appropriate application of generally accepted accounting principles. The staff believes that approach is not in the best interest of the users of financial statements. The interpretations in this Staff Accounting Bulletin are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet.

Topic 1M notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. This analysis generally begins with quantifying potential misstatements to be evaluated. There has been diversity in practice with respect to this initial step of a materiality analysis.

The diversity in approaches for quantifying the amount of misstatements primarily stems from the effects of misstatements that were not corrected at the end of the prior year (“prior year misstatements”). These prior year misstatements should be considered in quantifying misstatements in current year financial statements.

The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches.

The rollover approach, which is the approach used by the registrant in this example, quantifies a misstatement based on the amount of the error originating in the current year income statement. Thus, this approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years (i.e., it ignores the “carryover effects” of prior year misstatements).

The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination. Had the registrant in this fact pattern applied the iron curtain approach, the misstatement would have been quantified as a $100 misstatement based on the end of year balance sheet misstatement. Thus, the adjustment needed to correct the financial statements for the end of year error would be to reduce the liability by $100 with a corresponding decrease in current year expense.

As demonstrated in this example, the primary weakness of the rollover approach is that it can result in the accumulation of significant misstatements on the balance sheet that are deemed immaterial in part because the amount that originates in each year is quantitatively small. The staff is aware of situations in which a registrant, relying on the rollover approach, has allowed an erroneous item to accumulate on the balance sheet to the point where eliminating the improper asset or liability would itself result in a material error in the income statement if adjusted in the current year. Such registrants have sometimes concluded that the improper asset or liability should remain on the balance sheet into perpetuity.

In contrast, the primary weakness of the iron curtain approach is that it does not consider the correction of prior year misstatements in the current year (i.e., the reversal of the carryover effects) to be errors. Therefore, in this example, if the misstatement was corrected during the current year such that no error existed in the balance sheet at the end of the current year, the reversal of the $80 prior year misstatement would not be considered an error in the current year financial statements under the iron curtain approach. Implicitly, the iron curtain approach assumes that because the prior year financial statements were not materially misstated, correcting any immaterial errors that existed in those statements in the current year is the “correct” accounting, and is therefore not considered an error in the current year. Thus, utilization of the iron curtain approach can result in a misstatement in the current year income statement not being evaluated as an error at all.

The staff does not believe the exclusive reliance on either the rollover or iron curtain approach appropriately quantifies all misstatements that could be material to users of financial statements.

In describing the concept of materiality, FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, indicates that materiality determinations are based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item” (emphasis added). The staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches as described above and by evaluating the error measured under each approach. Thus, a registrant’s financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors."

Quantitative Analysis - 2006

From a quantitative standpoint, the effect on net income of reporting $1,024,000 of amortization expense in its respective period, the year ended 2006, would not materially impact net income for the year.  The error is 2.36% of net income for the year and does not exceed 7.44% for any quarter during 2006.  There would be no associated net impact on our cash flow from operations for the year ended December 31, 2006 as amortization expense is a non cash item.

In addition, management believes fully diluted earnings per share to be a key metric prudent users of the Trust's financial statements should consider when evaluating performance.  The reduction of  $1.0 million of net income does not impact fully diluted earnings per share by more than $0.01 for the year. Attachment A illustrates the quantitative impact of the amortization adjustment on net income to each reporting period.

Qualitative Analysis - 2006

From a qualitative perspective we considered each of the factors addressed in SAB 99 and determined that recording the additional amortization adjustment is not material.  We note that amortization fluctuates significantly period over period due to different circumstances and the $1,024,000 of amortization expense that should have been recorded in 2006 does not impact the long term trend line.  The Trust does not provide any guidance to analysts so there is no relevant impact. In addition, the error was not precipitated by any financial improprieties, does not change income into loss or vice versa and since amortization represents a non-cash charge it is specifically excluded from the computation of financial covenants or loan covenants.  By correcting the error in 2007, accumulated amortization expense will be correct at December 31, 2007. In addition, management will add further explanation in the Form 10-K as noted below.

Quantitative Analysis - 2007

From a quantitative standpoint, management evaluated the impact of the originating errors for each of the quarters in 2007 and the iron curtain effect as of the end of each quarter.  Specifically, in accordance with SAB 108 we evaluated the following:

Rollover approach

1.
the effect on net income, net income per share-diluted, net income from continuing operations, net income from continuing operations per share-diluted, net operating income - operating properties segment, fund from operations, net income before impairment loss on available for sale securities, net income before impairment and realized gains on available for sale securities, total assets, and total shareholders' equity of recording the quarterly amortization of $256,000 that should have been recorded in each of the 2007 quarters;

2.
the effect on net income, net income per share-diluted, net income from continuing operations, net income from continuing operations per share-diluted, net operating income - operating properties segment, fund from operations, net income before impairment loss on available for sale securities, net income before impairment and realized gains on available for sale securities, total assets and total shareholders' equity of recording the 2006 amortization of $1,024,000 and each of the 2007 quarterly amortization amounts in the fourth quarter of 2007;

3.
the effect on net income, net income per share-diluted, net income from continuing operations, net income from continuing operations per share-diluted, net operating income - operating properties segment, fund from operations, net income before impairment loss on available for sale securities, net income before impairment and realized gains on available for sale securities, total assets and total shareholders' equity of recording the total error related to 2006 in the year ended December 31, 2007.

Iron curtain approach

1.
the effect on projected year to date net income, net income per share-diluted, net income from continuing operations, net income from continuing operations per share-diluted, net operating income - operating properties segment, fund from operations, net income before impairment loss on available for sale securities, net income before impairment and realized gains on available for sale securities, total assets and total shareholders' equity of recording the cumulative adjustment in each respective quarter.

Attachment B illustrates the quantitative impact of the amortization adjustment for each 2007 reporting period. The adjustment impacts only one segment of the Company's reporting, operating properties, for which the metric is net operating income. Industry analysts and equity REITs generally consider funds from operations, as defined by the NAREIT white paper, ("FFO") to be an appropriate supplemental measure of the performance of an equity REIT.  That being said, due to the opportunity fund nature of the Company's business model, management believes many of its investors focus on net asset value and anticipate volatility in the Company's earnings. The Company also notes that there would be no impact on the Company’s cash flow from operating activities as the loss amount would be added back as part of its reconciliation of net income to net cash flow provided by operating activities.

Within SAB 99, the staff states that it has no objection to using a numerical threshold, such as 5%, as a preliminary assumption that a deviation of less than 5% is unlikely to be material.  The staff considers this “rule of thumb” method as an initial step in assessing materiality.  The Company believes that a 10% threshold would be appropriate in assessing quarterly amounts. Based on the data above, the effect of this adjustment on the Company’s consolidated financial statements is below 10% for the following metrics:

1.
at and for the three months ended March 31, June 30 and September 30, 2007 net income, net income from continuing operations, net operating income - operating properties segment, fund from operations, net income before impairment loss on available for sale securities, net income before impairment and realized gains on available for sale securities, total assets and total shareholders' equity using the rollover method;

2.	at and for the three months ended December 31, 2007 net income, net income from continuing operations, total assets, total shareholders' equity and net asset value using the rollover method;

3.
at and for the year ended December 31, 2007 net operating income - operating properties segment, fund from operations, net income before impairment loss on available for sale securities, net income before impairment and realized gains on available for sale securities, total assets, total shareholders' equity and net asset value using the rollover method.

While the cumulative adjustment appears quantitatively material to the 2007 year to date net income and net income from continuing operations in the rollover method analysis using a strict 5% threshold, management believes: a)  that the small amount of full year net income renders utilization of such percentages as not meaningful, particularly in light of the lack of impact on trend of earnings from previous years and b) that the 41% and 71% difference, respectively, is driven by the non-recurring impairment loss taken on the Company's available for sale securities.  The Company has not experienced impairment losses in the past 3 years and considers this non-recurring in nature. The Company has no other investments in securities which are individually significant as it has had with the Lexington security.  The Company's net income and net income from continuing operations was $23.6 million and $23.1 million, respectively for the year ended December 31, 2005 and $42.9 million and $42.8 million, respectively for the year ended December 31, 2006.

The iron curtain SAB 108 calculation yields different results. However, based on the data above, the effect of this adjustment on the Company’s consolidated financial statements is below 10% for the following metrics:

1.
three months ended March 31, June 30 and September 30, 2007 net operating income - operating properties segment, fund from operations, net income before impairment loss on available for sale securities, total assets and total shareholders' equity using the rollover method.

While the cumulative adjustment appears quantitatively material to the year to date net income and net income from continuing operations in the iron curtain method analysis using a strict 5% threshold, management believes: 1) that the small amount of full year net income renders utilization of such percentages as not meaningful, particularly in light of the lack of impact on trend of earnings from previous years and 2) that the percentage difference, is driven by the non-recurring impairment loss taken on the Company's available for sale securities.  As noted above, the Company has not experienced impairment losses in the past 3 years and considers this non-recurring in nature. The Company has no other investments in securities which are individually significant as it has had with the Lexington security. The Company's net income and net income from continuing operations was $23.6 million and $23.1 million, respectively for the year ended December 31, 2005 and $42.9 million and $42.8 million, respectively for the year ended December 31, 2006.

Qualitative Analysis - 2007

As indicated in the excerpt from SAB 99 above, the quantitative amounts and percentages presented earlier are only the “initial step” in assessing the materiality of such amounts. Management considered that the considerations noted in SAB 99 assist in evaluating whether a quantitatively small misstatement of a financial statement item may well render a misstatement material from a qualitative standpoint.  We have evaluated those items as noted which further deem the amortization misstatement as immaterial.  From a qualitative perspective we considered each of the factors addressed in SAB 99 and their potential effects on the financial statements is considered below:

•
whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate – The adjustment relates to the amortization of above market lease and in place lease intangibles, which is a non cash item.  While the value of the intangible asset is based on an estimate, the amortization period is based upon contractual known tenant lease terms.

•
whether the misstatement masks a change in earnings or other trends – On a comparable basis the Company’s earnings trend would not be significantly impacted by this adjustment.  Year to date earnings are significantly lower than in prior year due to a non-recurring impairment of an available for sale security.  The amortization adjustment does not impact trends as there is already a significant loss in the fourth quarter.  This adjustment does not mask a change in earnings.

•
whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise – The Company does not provide any earnings guidance to analysts.  In addition, Company is opportunistic in its strategy and therefore is largely valued by investors on a net asset value basis.

•	whether the misstatement changes a loss into income or vice versa - The adjustment does not change a loss into income or vice versa.

•
whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability – The adjustment for the in place lease intangible does not materially impact segment reporting as the Company's unit of measure is net operating income.  The above market lease component would impact the Company's Operating Properties segment, however, such adjustment is deemed insignificant as it is less than 2% on an annual basis, of net operating income ($702k/$32M of NOI).

•	whether the misstatement affects the registrant’s compliance with regulatory requirements – The adjustment would not affect the Company’s compliance with regulatory requirements.

•
whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements – The adjustment would not affect compliance with loan covenants or other contractual requirements.

•
whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – The adjustment would not have an impact on compensation or other forms of incentive compensation.  The Company is externally advised by an affiliate that is controlled by and partially owned by the executive officers of the Company (i.e. management is not compensated by the Trust as they are employees of the affiliate advisor).  The advisor earns a quarterly base management fee for providing services, that equals the lesser of an asset based fee or a fee based on outstanding equity. The advisor is also is entitled to receive (i) property and construction management fees at commercially reasonable rates as determined by the independent trustees and (ii) an incentive fee. The incentive fee entitles the advisor to receive (a) an amount equal to 20% of all distributions paid to beneficiaries of Common Shares after December 31, 2003 in excess of the Threshold Amount, as defined, and, (b) upon the termination of the Advisory Agreement, an amount equal to 20% of the “liquidation value” of the Trust in excess of the Threshold Amount at the termination date.

•	whether the misstatement involves the concealment of an unlawful transaction. – The adjustment does not involve the concealment of an unlawful transaction.

Other qualitative considerations – Amortization of above market lease and in place lease intangibles is a non-cash item.  We note that amortization fluctuates significantly period over period due to different circumstances (i.e. new acquisitions, dispositions, etc.) and the additional adjustment of $1,024,000 that relates to 2006 does not impact the long term trend line as this account continues to increase.  The Trust believes many of its investors are focused on NAV rather than earnings, the Company does not provide any earnings guidance to analysts and the Company's income statement has the potential for volatility due to the transactional nature of the Company's business. Additionally, two members of the Board of Trustees (both investment advisors) continuously inform the Company that due to the opportunistic nature of the business, WRT is evaluated and valued by some investors based upon its balance sheet and not its statement of operations.

By correcting the error in 2007, accumulated amortization will be correct at December 31, 2007. In addition, management will add further explanation in the Form 10-K as noted below.

Enhanced Procedures

As a result of the discovery of the error in the intangible asset amortization period, during the fourth quarter of 2007 we implemented additional measures designed to ensure that amortization expense would be recorded, processed, summarized and reported accurately. These measures include requiring that the Chief Accounting Officer review and approve fixed asset schedules on a quarterly basis.  The review includes verification that asset lives, start dates and classifications have been entered into the BNA fixed asset tracking software accurately and in accordance with our capitalization policy and that the information contained in the report ties to the general ledger.  We tested these enhanced controls in the fourth quarter and discovered no further deficiencies.

Conclusion

Based on the quantitative and qualitative analyses performed, management does not believe the correction of the error is material to 2006 and will not record the amortization adjustment in 2006.  Management will record the 2006 amortization of $1,024,000 and the 2007 1st three quarters' amortization of $768,000 ($256,000 per quarter) in the 4th quarter of 2007.  Management believes that this out of period adjustment will not have a material impact on the market price of the Company’s stock. Amortization of in place and below market leases does not play a significant role in the financial statements of a real estate company.

Management has prepared the following disclosure to be included in footnote 2, Significant Accounting Policies, for the 2007 Form 10K:

Out of Period Adjustment

During the fourth quarter of 2007, the Company determined that there was an error in the amortization period of certain in place lease and above market lease assets.  The Company determined that the intangible assets were not being amortized over the appropriate tenant lease term. Amortization was understated by $1,024 for the year ended December 31, 2006 and $256 for each of the quarters ended March 31, June 30 and September 30, 2007.  The Company has concluded that this adjustment is not material to any prior periods consolidated financial statements.  The Company has also concluded that the cumulative adjustment was not material to the year ended December 31, 2007. As such, the cumulative effect was recorded in the consolidated statement of operations as an out of period adjustment in the fourth quarter of 2007. The effect of this adjustment for the year ended December 31, 2007 decreased income from continuing operations by approximately $1,024.  There was no associated net impact on our cash flow from operations for the year ended December 31, 2007.

Disclosure will also be added to the MD&A and unaudited quarterly information footnote in the Form 10-K for the year ended December 31, 2007.

Based on the results of both the quantitative and qualitative testing we have determined that the additional amortization adjustment is not material to the year ended December 31, 2006.  Based on the results of both the quantitative and qualitative testing we have determined that the cumulative impact of recording the full $1,024,000 as an out of period adjustment in 2007 is not material and will be recorded during the fourth quarter of 2007.

EXHIBIT B

Winthrop Realty Trust
Attachment B - SAB 99 Quantitative Analysis
December 31, 2007

	Q1 2007	Q2 2007	Q3 2007		Q4 2007		YTD 2007
Rollover approach ( quarter amounts )

Net income	$8,701	$12,776	$5,370		$-24,366		$2,481
Income from continuing operations	8,650	12,730	4,479		-24,412		1,446
Net operating income, Operating Properties Segment	7,798	8,862	7,171		6,874		30,705
Funds From Operations (FFO)	12,752	17,664	10,265		-15,880		24,801
Net income before impairment on available for sale securities	8,701	12,776	5,370		-6,148		20,699
Net income before impairment and gains on available for sale securities	8,458	3,037	5,370		-6,353		10,512
Total assets	846,161	790,456	771,637		745,447		745,447
Shareholders' equity	$329,029	$332,839	$325,924		$291,794		$291,794
Net asset value (represents 12/31 NAV that was presented to Board)					$510,669		$510,669

Amortization adjustment	$-256	$-256	$-449	A	$1,985	A	$1,024

Net income	-2.94%	-2.00%	-8.36%		-8.15%		41.27%
Income from continuing operations	-2.96%	-2.01%	-10.02%		-8.13%		70.82%
Net operating income, Operating Properties Segment	-3.28%	-2.89%	-6.26%		28.88%		3.33%
Funds From Operations (FFO)	-2.01%	-1.45%	-4.37%		-12.50%		4.13%
Net income before impairment on available for sale securities	-2.94%	-2.00%	-8.36%		-32.29%		4.95%
Net income before impairment and gains on available for sale securities	-3.03%	-8.43%	-8.36%		-31.25%		9.74%
Total assets	-0.03%	-0.03%	-0.06%		0.27%		0.14%
Shareholders' equity	-0.08%	-0.08%	-0.14%		0.68%		0.35%
Net asset value (represents 12/31 NAV that was presented to Board)					0.39%		0.20%

Net income per common share, diluted REPORTED (BEFORE ADJ for Q4/YTD)	0.12	0.16	0.08		-0.34		0.06
Net income per common share, diluted ADJUSTED	0.11	0.16	0.07		-0.37		0.04
% impact	-8.33%	0.00%	-12.50%		8.82%		-33.33%
Income from continuing operations per common share, diluted REPORTED (BEFORE ADJ for Q4/YTD)	0.12	0.16	0.07		-0.34		0.04
Income from continuing operations per common share, diluted ADJUSTED	0.11	0.16	0.07		-0.37		0.02
% impact	-8.33%	0.00%	0.00%		8.82%		-50.00%

Iron curtain approach ( annual amounts )

Net income	$2,481	$2,481	$2,481		$2,481		$2,481
Income from continuing operations	1,446	1,446	1,446		1,446		1,446
Net operating income, Operating Properties Segment	30,705	30,705	30,705		30,705		30,705
Funds From Operations (FFO)	24,801	24,801	24,801		24,801		24,801
Net income before impairment on available for sale securities	20,699	20,699	20,699		20,699		20,699
Net income before impairment and gains on available for sale securities	10,512	10,512	10,512		10,512		10,512
Total assets	846,161	790,456	771,637		745,447		745,447
Shareholders' equity	$329,029	$332,839	$325,924		$291,794		$291,794
Net asset value (represents 12/31 NAV that was presented to Board)					$510,669		$510,669

Amortization adjustment	$-1,280	$-1,536	$-1,985		0		0

Net income	-51.59%	-61.91%	-80.01%		0		0
Income from continuing operations	-88.52%	-106.22%	-137.28%		0		0
Net operating income, Operating Properties Segment	-4.17%	-5.00%	-6.46%		0		0
Funds From Operations (FFO)	-5.16%	-6.19%	-8.00%		0		0
Net income before impairment on available for sale securities	-6.18%	-7.42%	-9.59%		0		0
Net income before impairment and gains on available for sale securities	-12.18%	-14.61%	-18.88%		0		0
Total assets	-0.15%	-0.19%	-0.26%		0		0
Shareholders' equity	-0.39%	-0.46%	-0.61%		0		0
Net asset value (represents 12/31 NAV that was presented to Board)					0		0

Net income per common share, diluted REPORTED	0.12	0.16	0.08
Net income per common share, diluted ADJUSTED	0.10	0.15	0.05
% impact	-16.67%	-6.25%	-37.50%
Income from continuing operations per common share, diluted REPORTED	0.12	0.16	0.07
Income from continuing operations per common share, diluted ADJUSTED	0.10	0.15	0.04
% impact	-16.67%	-6.25%	-42.86%

A - During the quarter ended September 30, 2007, there was unadjusted differences related to equity earnings for a couple of the Company's ventures.  We noted that management should have recorded an additional $193k of losses in the third quarter. Therefore to properly consider the impact of the unadjusted difference, the $190k of additional losses is being added to the $256k of amortization expense that should have been recorded in Q3 which totals the $459k. Because the losses are being recorded in Q4, we have added the $193k.

	Expense that should have been recorded

	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Total to be recorded in 2007
Lease In Place	$322,338	$322,338	$644,676
Above/Below Market	701,662	701,662	1,403,324
Total adjustment	$1,024,000	$1,024,000	$2,048,000

	For the quarter ended				YTD
2007	31-Mar	30-Jun	30-Sep	31-Dec	06 adj recorded in 07

Lease In Place	$80,585	$80,585	$80,585	$564,091	$322,338
Above/Below Market	175,416	175,416	175,416	1,227,909	701,662
Amortization expense correction	256,000	256,000	256,000	1,792,000	1,024,000
Q3 SUD (recorded in Q4- see A above)	-	-	193,530	193,530	-
Total out of period	$256,000	$256,000	$449,530	$1,985,530	$1,024,000